Exhibit 99.107

TITAN MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

TITAN MINING CORPORATION
Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Titan Mining Corporation (“Titan”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment for the three and nine months ended September 30, 2025, and includes events up to the date of this MD&A. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and 2024 (the “Interim Financial Statements”) and the related notes thereto and other corporate filings, including the Company’s annual audited consolidated financial statements for the years ended December 31, 2024 and 2023 (the “Annual Financial Statements”). Unless otherwise specified, all financial information has been derived from the Company’s Interim Financial Statements which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements including International Accounting Standards 34 – Interim Financial Reporting (“IAS 34”).

Additional information regarding Titan, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”) and Management Information Circular, which are available on the Company’s website at www.titanminingcorp.com and under the Company’s profile on SEDAR+ at www.sedarplus.com.

This MD&A is dated November 4, 2025. All dollar amounts reported herein are in US dollars unless otherwise indicated.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

OUR BUSINESS

Titan is a natural resource company engaged in the acquisition, exploration, development and production of mineral properties. Our corporate office is in Vancouver, British Columbia, and our shares are listed on the Toronto Stock Exchange under the symbol “TI” and on the OTCQB under the symbol “TIMCF”.

The Company’s principal asset is a group of 100%-owned, high-grade zinc mines located in the Balmat–Edwards mining district in northern New York State, near Gouverneur and 35 miles south of the Port of Ogdensburg and include the Empire State Mine’s #2, #3, #4, Hyatt, Pierrepont and Edwards mines (collectively the “Empire State Mine” or “ESM”). Titan is also fast-tracking the development of the Kilbourne Graphite Project (“Kilbourne”) targeting to be the first integrated producer of natural graphite in the USA since 1956. Titan declared commercial zinc production at ESM on January 1, 2020. The Company also continues to maintain its unpatented mining claims in New Mexico, USA.

STRATEGY AND OUTLOOK

Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. Titan is committed to developing critical mineral assets that enhance the security of the domestic supply chain. Titan believes that the district surrounding ESM remains underexplored despite the long operating history of the district. The Company is focused on discovering and developing additional high-grade, low-cost mineral resources to feed the mill at ESM. ESM’s #4 mine is connected to its #2 mine, and there is potential for significant mineral resource expansion which is expected to support production growth. Other historic mines and new base and precious metals targets within the district are a focus for Titan’s exploration team.

In the first quarter of 2025, Titan management and Board approved a plan and commenced acquisition of the necessary equipment to recommence mining in the N2D zone (“N2D”). Mining from N2D re-started in the second quarter. The area is fully developed enabling the Company to ramp up production quickly. N2D is estimated to add approximately 12 million payable zinc pounds per annum. ESM has provided 2025 production guidance of between 75 - 81 million zinc recoverable pounds or 64 - 69 million zinc payable pounds. ESM continues to review ways to increase operating efficiencies, particularly by adding incremental ore feed from other historically mined zones outside of the current #4 mine. Refer to the Company’s news release titled “Titan Provides Update on Production Expansion and Guidance for 2025” dated February 19, 2025, for additional information.

The Company has announced the discovery of significant concentrations of Germanium within existing process streams in the Empire State Mines process plant. Germanium, a U.S.-designated critical mineral, is essential to semiconductors, fiber optics, night-vision systems, and clean-energy technologies—industries for which the United States relies almost entirely on imports. The Company has started focused test work to determine the best and most cost-effective way to recover germanium from existing zinc operations.

In 2024, the Company declared a maiden mineral resource at Kilbourne. Kilbourne comprises an open pit constrained inferred mineral resource estimate of 22 million tons at an average grade of 2.91% graphitic carbon (“Cg”) with 653kt of contained graphite. The Company has outlined parameters of a processing facility for the Kilbourne natural graphite mineralized material (the “Facility”), co-located with the Company’s existing zinc operations at ESM. The Company initiated dry commissioning of the facility in the third quarter and is targeting production from the Facility by the fourth quarter of 2025. The Company plans to use the Facility to generate product for commencement of qualification sales and to develop a commercialization strategy for Kilbourne. See the Company’s news release dated January 16, 2025, for further detail regarding the Facility. Construction of the Facility was recommended in the Company’s current technical report for ESM.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

During October 2025, the Company received an expression of financing interest of up to US$120 million from US EXIM Bank (“EXIM”) for construction of the Kilbourne project under its “Make More in America” (“MMIA”) program. In parallel with EXIM’s MMIA process, the Company continues to collaborate with the EXIM and other U.S. Government Agencies such as the Department of War and the Department of Energy on opportunities for coordinated participation in the Company’s critical-minerals plan through strategic funding, inclusion as a key stakeholder and policy programs incentivizing domestic production and secure resilient supply chains. A finalized commitment package of this amount from EXIM would potentially represent a substantial portion of the capital required to construct the Kilbourne Project, providing a clear path to development that leverages federal partnership support and Titan’s strong operating cash flow from its Empire State Mines zinc operations. The Company expects the overall financing structure to be highly capital-efficient for shareholders. See the Company’s news release dated October 7, 2025, for further detail regarding the expression of financing interest.

Also, during October 2025, the Company received pre-clearance by the NYSE American to list its common shares on the NYSE American. See the Company’s news release dated October 30, 2025, for further detail regarding the listing.

In addition, the Company continues to examine various financing options to advance further development at ESM and bolster the Company’s treasury.

FINANCIAL AND OPERATIONAL SUMMARY

	Three months ended September 30,			Nine months ended September 30,
Financial Performance	2025	2024	Change	2025	2024	Change
Net income (loss) before tax	$80	$(4,864)	$4,944	$973	$(4,878)	$5,851
Operating cash inflow before changes in non-cash working capital	$2,146	$(1,675)	$3,821	$7,200	$5,554	$1,646

Financial Condition	September 30, 2025	December 31, 2024
Cash and cash equivalents	$4,285	$10,163
Working capital surplus (deficit)	$5,655	$(12,581)
Total assets	$57,786	$55,148
Equity	$4,608	$3,003

	Three months ended September 30,			Nine months ended September 30,
Operating Data	2025	2024	Change	2025	2024	Change
Payable zinc produced (mlbs)	14.6	8.0	6.6	45.5	37.2	8.3
Payable zinc sold (mlbs)	14.5	8.2	6.3	45.4	37.3	8.1
Average provisional zinc price (per lb)	$1.29	$1.27	$0.02	$1.26	$1.23	$0.03

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

HIGHLIGHTS

Significant events and operating highlights for the three months ended September 30, 2025 and up to the date of this MD&A include the following:

●	Payable zinc production of 14.6 million pounds, up 76% from Q3 2024.

●	No Lost Time Injuries

●	Revenues of $16,775, C1 cash costs $1.01 per pound and AISC of $1.13 per pound.

●	Cash flow from operations of $2,147.

●	Reduction in net debt by 19% from Q3 2024.

●	Cash balance of $4,285 at quarter end.

●	Strong safety performance, with an injury frequency rate well below the U.S. national average.

●	Finalized a $15,800 credit agreement with US EXIM Bank and drew down first $1,694.

●	Restructured $16,500 of related party debt, with repayments beginning in 2026 over three years.

●	Graphite processing facility construction nearing completion, with expected commissioning in Q4 2025, making Titan the first integrated producer of natural flake graphite in the U.S. in over 70 years.

●	Identified Germanium in existing zinc-processing circuit – no new mining required.

●	Received financing interest of up to US$120,000 from US EXIM Bank for construction of the Company’s Kilbourne project.

●	Received pre-clearance by the NYSE American to list its common shares on the NYSE American.

		2025			2024
		Q3	Q2	Q1	FY (2)	Q4	Q3	Q2	Q1
Production
Ore mined	tons	119,564	113,361	109,167	406,541	141,820	58,353	95,575	110,795
Ore milled	tons	117,457	111,695	108,293	410,867	147,393	57,011	95,762	110,703
Feed grade	zn %	7.6	8.5	8.7	8.8	9.0	8.6	9.1	8.1
Recovery	%	96.2	96.0	96.4	96.4	96.4	96.3	96.5	96.2
Payable zinc	mlbs	14.64	15.51	15.37	59.5	21.7	8.3	14.8	14.7
Concentrate grade	zn %	59.3	60.2	59.6	60.0	60.0	59.8	60.1	59.9
Zinc concentrate produced	tons	14,490	15,117	15,172	58,317	21,850	7,920	14,155	14,392
Sales
Payable zinc	mlbs	13.81	16.04	15.57	59.6	22.3	8.2	14.7	14.4
Average provisional zinc price	$/lb	1.29	1.20	$1.29	$1.23	$1.28	$1.27	$1.30	$1.11
C1 cash cost (1)	$/lb	$1.01	$0.90	$0.91	$0.91	$0.81	$1.32	$0.79	$0.97
Sustaining capital expenditures (1)	$/lb	$0.12	$0.00	$0.05	$0.03	$0.05	$0.03	$0.00	$0.03
AISC(1)	$/lb	$1.13	$0.90	$0.96	$0.94	$0.86	$1.35	$0.79	$1.00

(1)	C1 cash cost, Sustaining Capital Expenditures, and All-In Sustaining Cost (“AISC”) are non-GAAP measures. Accordingly, these financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. These financial measures have been calculated on a basis consistent with historical periods. Information explaining these non-GAAP measures is provided below, under “Non-GAAP Performance Measures”.

(2)	The full-year figure may not equal the sum of the quarters due to rounding.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

OPERATIONS REVIEW

There were no lost time injuries in the third quarter.

Mining in the third quarter of 2025 continued to focus on the Mahler, New Fold, and Mud Pond zones in the #4 mine. Mining operations were suspended in the N2D zone as a result of a reduction in hauling capacity during the third quarter, due to a fire in one haul truck and the reduced mechanical unavailability of two others at various times. Delivery of a 40 ton underground haul truck was taken during the third quarter. It was commissioned early in the fourth quarter and a second underground haul truck is expected to be delivered and commissioned in late November. Mining will resume in N2D in Q1 of 2026. Extraction of high grade pillars in lower Mahler in September started and this provided higher grade feed for the mill. Additionally, longhole stope mining in New Fold provided above-target grades in September, offsetting lower grades mined in July and August. Mining will continue in these same key zones during the final quarter of 2025. Haulage capacity constraints continue to be worked through at ESM.

Work on projects in the third quarter focused mainly on the two underground haul trucks noted above and surface mining equipment for the graphite demonstration pit.

Construction work continued on the demonstration plant which will process Kilbourne ore in order to produce flake graphite concentrate for qualification. Commissioning activities started, with first concentrate expected in the fourth quarter. This facility will be the first to produce end to end natural flake graphite in the US in 70 years and will be used to generate product for qualification by downstream users. The Kilbourne demonstration pit was fully permitted in the second quarter and mining activities began in the third quarter. By the end of the third quarter, 15,000 tons of ore were broken, with approximately 8,000 tons hauled to stockpile and 500 tons crushed and ready for plant feed.

EXPLORATION UPDATE

Empire State Mine

Historic Data

The review, compilation, digitization, and modelling of historic data collected over approximately 100 years by the previous operators of ESM continues to contribute to the exploration success at ESM, with several near-mine mineralized zones identified, including N2D and Turnpike.

Titan’s exploration team has continued to generate additional near-mine and district targets using historic soil, stream sediment, drilling, and geophysical data. These historic data sets are also being utilized to identify additional near-surface mineralization in the vicinity of the other historic mining areas (Hyatt, Pierrepont, Edwards, Rossie-Macomb, and Clifton). The team continues to research and consolidate mineral rights interests in high priority target areas. With an additional 43,942 acres of mineral rights added through lease and option to lease agreements with St. Lawrence County in May of 2025. Refer to the Company’s press release dated May 8th, 2025 and titled “Titan Mining Signs Cooperative Agreements with St. Lawrence County, Expands Mineral Tenure to Greater Than 120,000 acres in Upstate New York” for more information.

The company continues to evaluate the potential of the district for base, industrial, and precious metals. Multiple areas with historically documented graphite mineralization have been identified, with confirmed graphite mineralization within the ESM mineral tenure. The St. Lawrence County agreement has added the Parish Magnetite prospect to the Company’s target list, a possible Iron Oxide Copper Gold (IOCG) occurrence in the historic Adirondack Magnetite Belt.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

2025 Drill Programs

Underground Zinc:

Underground drill programs in the third quarter of 2025 targeted New Fold, N2D, Mud Pond, and Little York. Underground drilling totalled 27 drill holes and 8,436 ft (2,571 m). All underground drilling was completed with Company-owned underground drills by Company employees. Included in the third quarter drill total is 2,984 ft (909.5 m) of exploration drilling. This includes the continuation of UX25-037 which began in the first quarter of 2025 and reached its total depth of 2,578 ft (785.8 m) in the third quarter. Exploration drilling also began targeting the Little York exploration target first announced in the July 15th, 2021 press release “Titan Discovers New Zone of High-Grade Mineralization, Sets Production Guidance and Announces Inaugural Dividend”. A total of 2,074 ft have been drilled targeting Little York, with one hole completed in third quarter. Drilling in the fourth quarter of 2025 will continue to target Little York and N2D.

Surface Zinc:

Surface drilling in the third quarter of 2025 totalled 1 hole with 1,877 ft (572 m) drilled. This marked the completion of the Company’s Pork Creek drill program. All surface drilling was completed using Company owned drills by Company employees. Pork Creek drilling successfully tested the limbs of mapped fold, intercepting traces of zinc mineralization with prospective geologic units. The Company’s surface drill rig and crew were mobilized to the Kilbourne Graphite project in August of 2025 where they drilled through the end of September. The rig then began mobilization to the Company’s Parish prosect with drilling to begin in the fourth quarter of 2025.

Kilbourne Graphite:

In the third quarter of 2025, drilling resumed at the Company’s Kilbourne graphite project. A total of 7 holes totalling 2,490 ft (759 m) drilled. Drilling has been completed by both a Company owned and operated surface drill, as well as through contract drilling by Boart Longyear. Five holes were completed testing the eastern extension of the mapped Kilbourne host lithology. Graphite mineralization has been intercepted over 2,500 ft (762 m) east of the conceptual Kilbourne pit design. Additional drilling is planned through the fourth quarter of 2025 to further delineate and expand the Kilbourne deposit.

New Mexico

The Company began prospecting for base metals in an area of New Mexico in 2017. In 2018, the Company completed the first phase of its drilling program and was encouraged by the results. Annual claim maintenance fees have been renewed since, allowing the Company to maintain control of the current land position while evaluating future exploration activities.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

TREND ANALYSIS

Selected Quarterly Information

	2025			2024			2023
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$16,775	$16,344	$16,015	$26,327	$8,274	$17,969	$11,731	$10,911
Net income (loss)	78	539	354	11,596	(4,864)	2,617	(2,632)	(6,959)
Basic & diluted income (loss) per share ($) (1)	0.00	0.00	0.00	0.13	(0.05)	0.03	(0.3)	(0.08)
Cash and cash equivalents	4,285	8,142	12,183	10,163	5,844	5,547	4,176	5,031
Total assets	57,786	57,143	58,927	55,148	50,290	52,386	49,813	52,762
Total liabilities	53,178	53,114	55,460	52,145	57,535	55,194	56,021	55,032

(1)	Basic diluted income (loss) per shares has been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

FINANCIAL REVIEW

Financial Results

	Three months ended September 30	Nine months ended September 30,
Net income (loss) for the 2024 period	$(4,864)	$(4,878)
Changes in components of income:
Revenues increase (decrease)	8,501	11,160
Cost of sales decrease (increase)	(2,155)	(4,536)
Other expenses decrease (increase)	(1,402)	(773)
Net income for the 2025 period	$80	$973

Revenue

	Three months ended September 30,			Nine months ended September 30,
	2025	2024	Change	2025	2024	Change
Zinc concentrate sales	$17,762	$10,584	$7,178	$57,028	$45,598	$11,430
Zinc concentrate provisional pricing adjustments	765	(645)	1,410	(2,506)	(378)	(2,128)
Smelting and refining charges	(1,752)	(1,665)	(87)	(5,388)	(7,246)	1,858
Revenue, net	$16,775	8,274	8,501	$49,134	$37,974	$11,160

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

During the three months ended September 30, 2025, revenues increased by $8,501 compared to the same period in 2024. This increase is primarily attributable to the sale of 5.6 million lbs of zinc more than the third quarter of 2024, which impacted revenues by approximately $7.2 million. The balance of the increase was related to higher provisional price adjustments during the third quarter of 2025. During the nine months ended September 30, 2025, revenues increased by $11,160 compared to the same period in 2024, primarily due to an increase in zinc sold during 2025 of approximately 8.1 million pounds when compared to the same period in 2024.

In both periods the lower amount of zinc sold during 2024 relates directly to the suspension of operations from August 12, 2024 to October 2, 2024 due to the flooding caused by the tropical storm Debby.

Cost of sales

	Three months ended September 30,			Nine months ended September 30,
	2025	2024	Change	2025	2024	Change
Operating expenses	$11,366	$9,178	$2,188	$34,327	$27,639	$6,688
Transportation costs	845	460	386	2,756	2,142	614
Royalties	10	8	2	33	27	6
Depreciation and depletion	1,037	1,897	(860)	4,084	7,524	(3,440)
Change of Inventory	-	(440)	440	(19)	(687)	668
Total	13,258	11,103	2,156	$41,181	$36,645	$4,536

During the three and nine months ended September 30, 2025, cost of sales increased by $2,156 and $4,536, respectively, compared to the same periods in 2024. This increase is primarily attributable to the combined effect of:

●	Higher production levels in 2025, with an increase of approximately 5.5 million pounds for the three-month period and 8.1 million pounds for the nine-month period, compared to the same periods in 2024. The higher productions increased the use of:

o	Mining supplies, resulting in additional costs of $500 and $1,902 for the three and nine-month periods, compared to the same periods of 2024.

o	Other production support expenses, which increased by $198 and $554 for the three and nine-month periods, respectively compared to the same periods of 2024.

o	Labor costs, due to an increased headcount, resulting in additional expenses of $788 and $1,614 for the three and nine-month periods, respectively.

●	Increases in repairs and maintenance expenses related to planned maintenance on certain equipment, totaling $359 and $2,038 for the three and nine-month periods, respectively. These maintenance activities were necessary to support the higher production levels during the periods.

These increases were partially offset by lower depreciation charges in 2025, driven by a revision to the resource estimate in the fourth quarter of 2024, which extended the useful life of certain depreciable assets under the unit-of-production method.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Other operating expenses

	Three months ended September 30,			Nine months ended September 30,
	2025	2024	Change	2025	2024	Change
G&A expenses:
Salaries and benefits	$507	$170	$337	$1,487	$921	$566
Share-based compensation	232	129	103	419	341	78
Office and administration	146	196	(50)	528	627	(99)
Professional fees	213	108	105	514	355	159
Amortization of right-of-use assets, net of changes in lease terms	(31)	(39)	8	(77)	-	(77)
Investor relations	62	9	53	86	28	58
Total	$1,129	$573	$556	$2,957	$2,272	$685

Exploration and evaluation expenses:
Salaries and benefits	$176	$139	$37	$508	$589	$(81)
Assay and analyses	64	42	22	138	162	(24)
Contractors and consultants	547	30	517	858	316	542
Supplies	(37)	(18)	(19)	83	-	83
Other	36	206	(170)	121	297	(176)
Total	$786	$399	$387	$1,708	$1,364	$344

General and administrative (G&A) expenses increased by $556 and $685 for the three and nine-month periods ended September 30, 2025, respectively, compared to the same periods in the prior year. The increase was primarily driven by the combined effect of:

●	Higher salaries and benefits, which rose by $337 and $566 for the three and nine-month periods, respectively. These increases reflect a rise in headcount to support the Company’s continued operational expansion and the advancement of key projects, as well as annual salary adjustments.

●	An increase in share-based compensation expenses, of $103 and $78 for the same periods, primarily due to a options granted and vested in the current year.

Exploration and evaluation expenses increased by $387 and $344 for the three and nine-month periods ended September 30, 2025, respectively, compared to the same periods in the prior year. The increase in this category is in line with the strategy of the Company to identify new mineralized bodies for potential production expansion.

Other expenses (income)

Three months ended September 30,			Nine months ended September 30,
2025	2024	Change	2025	2024	Change

$642	$1,062	$(420)	$1,435	$2,571	$(1,136)

For the three and nine months ended September 30, 2025, other expenses (income) decreased by $420 and $1,136, respectively, compared to the same periods in the prior year. The decrease for both periods was primarily driven by a decrease in interest expense of $70 and $1,068, respectively, resulting from a lower outstanding balance on the Company’s credit facility with NBC (as defined below). In addition, during the nine-month period, the Company recognized a $322 gain on the modification of existing loan terms.

Foreign exchange gains also contributed positively to the three-month period ended September 30, 2025, as the Company recorded a gain of $13 compared to a loss of $291 in the same period of the prior year, representing an increase in gain of $304. However, for the nine-month period, foreign exchange gains decreased significantly, from $477 in the prior year to $70 in the current year, resulting in a decrease in gain of $407.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

Debt

Credit Facility - National Bank of Canada

On June 6, 2022, the Company entered into a secured credit facility agreement for $40,000 (the “Credit Facility”) with National Bank of Canada (“NBC”). The Credit Facility is secured by a general charge on the assets of the Company and was initially available to the Company on a revolving basis to finance the working capital and general corporate requirements. Terms of the Credit Facility include the following:

●	The Credit Facility bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 2.25% or National Bank’s base rate plus 1.25%.

●	The original maturity date was December 6, 2023 and included an annual extension option. The maturity date has been subsequently amended, most recently on December 9, 2024, which extended the previously amended maturity date of June 30, 2025 to December 31, 2025.

On July 21, 2025, the Company entered into an Amended and Restated Credit Agreement (the “ARCA”). All material terms of the Credit Facility remain unchanged in the ARCA. The remaining principal balance of $5,170 is to be made prior to the amended maturity date of December 31, 2025. All financial covenants have been removed and NBC has released its security.

Equipment Facility

On December 31, 2024, the Company entered into an equipment facility loan agreement (“Equipment Facility”), to purchase certain capital equipment for use at the Company’s ESM, up to a combined maximum amount of $4,800. The Equipment Facility bears interest on a monthly basis using the SOFR plus 2%, with interest payable monthly. The maturity date of the Equipment Facility is May 31, 2027. Principal payments are payable in equal monthly installments from the date of each advance over the remaining term of the Equipment Facility.

As at September 30, 2025, the Company drew down $4,732 of the $4,800 maximum amount and continued to service the debt on schedule.

Local development agencies

On May 16, 2025, the Company entered into loan agreements with two different development agencies: Development Authority of the North County for $500 and the St Lawrence County Industrial Development Agency for $1,500; with the purpose of acquiring equipment for its commercial demonstration facility related to the development of its natural flake graphite project.

The loan agreements have a 10-year term with a maturity date on September 1, 2035. Under the terms of the agreements the Company is required to make interest-only payment for the first three months following the initial draw and subsequent payments of principal plus interest for the remaining duration of the loan. The loan agreements bear interest at an annual rate of 4.75% and are secured by the equipment purchased for this project.

EXIM Facility

On July 21, 2025, the Company’s wholly owned subsidiary, Empire State Mines, LLC (“ESM”), entered into a credit agreement with the Export-Import Bank of the United States (“EXIM”) for a secured term loan facility of up to $15,800 (the “EXIM Facility”). Proceeds from the EXIM Facility will be used to reimburse capital expenditures previously incurred at the ESM in respect of the zinc operations and to support ongoing infrastructure and zinc production expansion initiatives at ESM.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Terms of the EXIM Facility include the following:

●	The EXIM Facility is available to be drawn until December 31, 2026, and may be drawn in multiple tranches.

●	Interest on the EXIM Facility is fixed for the duration of the loan and is based on the average of the EXIM Commercial Interest Reference Rate (CIRR) for the five business days prior to the first drawdown. Interest is payable quarterly, commencing December 30, 2025, and continuing on March 30, June 30, September 30, and December 30 of each year.

●	A one-time exposure fee of 5.97% is applied to each drawdown amount.

●	A commitment fee of 0.5% per annum is payable on the undrawn portion of the facility, commencing on August 18, 2025, and continuing until the earlier of the final drawdown or December 31, 2026, with payments due quarterly in arrears beginning December 30, 2025.

●	The EXIM Facility matures on September 30, 2032, with principal to be repaid in 20 equal quarterly installments of $783.4, beginning on December 30, 2027.

●	The facility is secured by a first-ranking general security interest over assets purchased with loan proceeds and the related developed properties.

As at September 30, 2025, the Company had drawn down $1,757 of the $15,800.

Promissory Note – November 1, 2023

In November 2023, the Company entered into a Promissory Note with a company controlled by Titan’s Executive Chairman, the (“Lender”) to assist with the funding some of the principal repayments of the NBC Credit Facility. Terms of the Promissory Note are as follows:

●	$5,000 loan principal and an Initiation Fee of $350 aggregating to $5,350

●	Interest at 10% compounded annually commencing on November 1, 2023

●	Repayment date of May 1, 2025

●	Promissory note is subordinate to the Company’s Credit Facility with National Bank.

On August 29, 2025, the Company paid the promissory note in full.

Other Related Party Loans

On February 9, 2024 and April 10, 2024, the Company was loaned $5,000 and $10,000, respectively, by a company controlled by Titan’s Executive Chairman of which proceeds were used to settle principal payments owing on the Company’s Credit Facility. An additional $1,500 was loaned to the Company by the same related party, to assist with funding of the Company’s cash deposit to be held by Glencore Ltd., as a part of the Company’s fixed price zinc contract, such that the Company would remain compliant with the Company’s minimum unrestricted cash balance as required by the financial covenants of the NBC Credit Facility.

On July 21, 2025, the Company agreed to the following commercial terms with the related party:

●	The loan bears interest at 8% per annum beginning on July 21, 2025, with interest capitalized until December 31, 2025, and payable monthly in cash thereafter.

●	Principal repayments are scheduled as follows:

●	$7,500 on December 31, 2026

●	$5,000 on December 31, 2027

●	$4,000 plus capitalized interest on December 31, 2028

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

The loan is subordinated to the EXIM Facility under a subordination agreement and is secured by a second-ranking general security interest over all present and after-acquired property of the Company.

Management believes that its current liquidity, combined with its capital structure and available financing, is sufficient to support operations and meet debt service obligations over the next 12 months.

Financial Condition

	September 30, 2025	December 31, 2024
Cash and cash equivalents	$4,285	$10,163
Total debt	$29,346	$32,081
Net debt(1)	$25,061	$21,918
Working capital surplus (deficit)	$5,655	$(12,581)

(1)	Net debt is a non-GAAP measure. This term is not a standardized financial measure under IFRS and might not be comparable to a similar financial measure disclosed by other issuers. See “Non-GAAP performance measures” of this MD&A for a discussion of non-GAAP performance measures.

Cash and cash equivalents as at September 30, 2025 decreased by $5,878 compared to December 31, 2024. The decrease in cash was generated from positive operating cash flows of $7,045 offset by cash used in financing activities of $3,896 and in investing activities of $9,027, which relates to the purchase of equipment to expand its mining activities at N2D, as well as its demonstration plant for its graphite project. The cash used in financing activities largely relates to the payment of debt and interest of $11,523 net of advance on the Company’s Equipment Facility, loans from Local Development Agencies and its EXIM Facility for a total of $7,448.

At September 30, 2025, the Company’s debt was comprised of a loan from third parties of $12,639 and loans from related party of $16,707. During the nine months ended September 30, 2025, the Company incurred interest and accretion expense of $1,682, interest payment of $1,523, a gain on loan modification of $322 and amortized borrowing costs of $53.

Cash Flows

	Nine months ended September 30,
	2025	2024	Change
Operating cash flows before changes in working capital	$7,200	$5,554	$1,646
Changes in working capital	(155)	(1,615)	1,460
Net cash flows generated by (used in) operating activities	7,045	3,939	3,106
Net cash flows generated by (used in) financing activities	(3,896)	(1,899)	(1,997)
Net cash flows generated by (used in) investing activities	(9,027)	(1,216)	(7,811)
	$(5,878)	$824	$(6,702)

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Net cash flows generated from operating activities was higher during the nine months ended September 30, 2025 compared to the same period in the prior year, largely as a result of higher production as well as higher zinc prices. A discussion of the changes from period to period is set out above under “Cost of Sales” and “Revenue”.

Net cash flows used in financing activities during the nine months ended September 30, 2025 was $1,997 higher when compared to the nine months ended September 30, 2024, which is mostly attributable to the higher debt service costs vs. lower cash received from new debt during 2025.

Net cash flows used in investing activities in the nine months ended September 30, 2025 were significant higher when compared to the same period of 2024; this is mainly attributable to the acquisition of equipment in connection to the Company’s equipment facility with Glencore being used to recommence mining at N2D, as well as the construction of its demonstration plant for its graphite project.

Capital Expenditures

See commentary immediately above regarding net cash flow used in investing activities.

Liquidity

As at September 30, 2025, the Company had total liquidity of $4,285 in cash and cash equivalents. The Company had a working capital surplus of $5,655 and a deficit balance of $60,808. For the nine months ended September 30, 2025, the Company had recognized net income of $973 and positive operating cash flows of $7,200. The Company continues to monitor zinc prices and the impact on financial covenants associated with its EXIM Facility.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

The capital structure of the Company currently consists of common shares and debt financing. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new debt, new shares and/or consider strategic alternatives. Management reviews its capital management approach on a regular basis.

As noted above with the Company’s debt, the Company is subject to certain financial covenants relating to its EXIM Facility. As at September 30, 2025, the Company was in compliance with all financial covenants.

The Company anticipates having sufficient cash to execute the Company’s operational business plan and achieve its objectives in the short term. In the long term, the Company may need additional financing to fund its debt obligations, studies and potential construction of Kilbourne. As noted above, the Company announced that it has received financing interest of up to US$120 million from EXIM for construction of the Company’s Kilbourne project.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Contractual obligations and commitments

The Company’s contractual obligations and commitments as at September 30, 2025 and their approximate timing of payment are as follows:

	< 1 year	1 to 3	4 – 5	>5 years	Total
Debt:
Repayment of principal	$7,541	$18,904	$1,081	$1,576	$29,102
Repayment of interest	37	207	-	-	244
Leases	94	121	-	-	215
Reclamation and Remediation provision	-	-	-	16,591	16,591
	$7,672	$19,232	$1,081	$18,167	$46,152

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Securities

As of the date of this MD&A, the Company had 91,489,771 common shares issued, 4,000,000 warrants and 8,167,778 options outstanding.

FINANCIAL INSTRUMENTS

a)	Carrying amount versus fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

	September 30, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Lease liabilities	$215	$215	$127	$127
Debt	$12,639	$12,639	$10,058	$10,058
Loans from related party	$16,707	$16,707	$22,023	$22,023

Management assessed that the fair values of cash and cash equivalents, other current assets, other receivables, and accounts payable approximate their carrying amounts due to the short-term maturities of these instruments, and the fair value of acquisition obligations approximate their carrying value as they are non-interest bearing. Trade receivables subject to provisional pricing are already carried at fair value.

Fair values of the Company’s lease liabilities, debt, and loan from related party are determined by using discounted cash flow models that use discount rates that reflect the issuer’s borrowing rate as at the end of the reporting period.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means.

Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs

All financial instruments measured at fair value use Level 2 valuation techniques.

There have been no transfers between fair value levels during the reporting period.

RELATED PARTY TRANSACTIONS

Management company (Manco)

The Company shares office space, equipment, personnel, consultants and various administration services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments as of September 30, 2025 was approximately $331 (December 31, 2024 -$207) over the course of the remaining term of the office space lease.

The Company was charged for the following with respect to this arrangement during the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Salaries and benefits	$129	$36	$323	$308
Office and other	53	50	131	92
Marketing and travel	4	4	10	12
	$186	$90	$464	$412

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, and Directors.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Salaries and benefits	$130	$97	$375	$601
Consulting Fees	158	80	467	389
Share-based compensation	221	89	393	286
Directors’ fees	55	55	164	164
	$564	$321	$1,399	$1,440

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

The following amounts are outstanding as at September 30, 2025 and December 31, 2024, and are included in accounts payable and accrued liabilities.

	As at September 30, 2025	As at December 31, 2024
Salaries and benefits payable	$395	$650
Consulting fees payable	15	206
	$410	$856

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

Accounting Standards Issued But Not Yet Adopted

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:

●	Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system.

●	Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.

●	New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).

●	Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.

●	Amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted for certain provisions. The Company is currently assessing the effect of these amendments to its financial statements but has not yet adopted.

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements (“IFRS 18”), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented in three defined categories (operating, investing, and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided (“management-defined performance measures”), such as certain non-GAAP measures, IFRS 18 requires additional disclosure around those management-defined performance measures in the financial statements. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified in other comprehensive income and how these items are classified.

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements but has not yet adopted it.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future years if the revision affects both current and future years.

These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions and judgments about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following areas:

●	Estimated mineral resources;

●	Revenue recognition

●	Reclamation and remediation provision;

●	Impairment;

●	Fair value measurement

●	Determination of useful life of assets for depreciation purposes;

●	Taxation

See note 5 of our 2024 annual audited consolidated financial statements for a detailed discussion of these accounting estimates and judgments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), have designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

The DC&P have been designed to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the interim filings are prepared and the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. The ICFR has been designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed, they may not prevent or detect misstatements on a timely basis.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

NI 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls during the three months ended September 30, 2025.

NOTES TO READER

Cautionary note regarding forward-looking information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to that Titan believes that the district surrounding ESM remains underexplored despite the long operating history of ESM; the nature, extent, location, and timing of future exploration and testing at ESM; that testing at targets prioritized for surface sampling, mapping and drilling occurs as scheduled, if at all; production guidance; anticipated head grade; anticipated zones that will be mined, and timing of such mining; that the Company continues to examine various financing options to bolster the Company’s treasury; that the Company may require additional funding in the next twelve months; and that the Company expects that it will continue to obtain funding through similar or other means depending on market conditions and other relevant factors at the time; anticipated recommencement of mining at N2D, and timing and results therefrom; anticipated construction of the Facility and timing and results therefrom; the Company is focused on discovering and developing additional high-grade, low-cost mineral resources to feed the mill at ESM; ESM’s #4 mine is connected to its #2 mine, and there is potential for significant mineral resource expansion which is expected to support production growth; and exploration results indicating further potential mineral resource growth; the Company is targeting production from the Facility by the fourth quarter of 2025; and the key objectives of the Facility are to obtain product for commencement of qualification sales and to develop a commercialization strategy for Kilbourne. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward looking statements and forward-looking statements are not guarantees of future results, performance or achievement. These risks, uncertainties and factors include risks related to general business, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations being different than modelled; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs in respect of both the Company’s zinc and graphite operations; future prices of zinc, graphite and other minerals; variations of mineral grade or recovery rates; operating or technical difficulties in connection with exploration, development or mining activities, including the failure of plant, equipment or processes to operate as anticipated in respect of both the Company’s zinc and graphite operations; delays in completion of exploration, development or construction activities in respect of both the Company’s zinc and graphite operations; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits or obtain required licenses and permits in a timely manner; the ability to obtain financing on acceptable terms in a timely manner; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business; and the factors discussed in the section entitled “Risks Factors” in the Company’s most recent annual information form filed on SEDAR+. Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs in respect of both the Company’s zinc and graphite operations; our expectations regarding mining and metallurgical recoveries in respect of both the Company’s zinc and graphite operations; mine life and production rates in respect of both the Company’s zinc and graphite operations; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the PEA; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect.

Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law.

Risk Factors

The Company’s activities and related results are subject to a number of different risks at any given time. Exploration and development of mineral resources involves a high degree of risk. A summary of the Company’s financial instruments risk exposure is provided in the Financial Instruments section of the Company’s 2024 Annual Financial Statements. For a comprehensive list of other risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in both our most recent Annual Information Form and Annual MD&A, which are available on www.sedarplus.ca.

Qualified Person

The technical and scientific information in this MD&A has been reviewed and approved by Donald R. Taylor, MSc., PG, Vice Chair and Director of the Company, a qualified person for the purposes of NI 43-101. Mr. Taylor has more than 25 years of mineral exploration and mining experience and is a Registered Professional Geologist through the SME (registered member #4029597).

For additional information, please see the technical report titled “Empire State Mines 2024 NI 43-101 Technical Report” with an effective date of December 3, 2024, filed on SEDAR+ at www.sedarplus.ca on January 15, 2025.

NON-GAAP PERFORMANCE MEASURES

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company’s performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well ESM is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company’s issued financial statements.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

C1 cash cost per payable pound sold

C1 cash cost is a non-GAAP measure. C1 cash cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, including mine site operating and general and administrative costs, freight, treatment and refining charges.

The C1 cash cost per payable pound sold is calculated by dividing the total C1 cash costs by payable pounds of metal sold.

All-In Sustaining Cost (AISC)

AISC measures the estimated cash costs to produce a pound of payable zinc plus the estimated capital sustaining costs to maintain the mine and mill. This measure includes the C1 cash cost and capital sustaining costs divided by pounds of payable zinc sold. AISC does not include depreciation, depletion, amortization, reclamation and exploration expenses.

	Three months ended September 30,				Nine months ended September 30,
	2025		2024		2025		2024
C1 cash cost per payable pound	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable zinc sold (millions)		13.8		8.2		45.4		37.3
Operating expenses and selling costs	$12,188	$0.88	$9,206	$1.12	$37,059	$0.82	$29,121	$0.78
Concentrate smelting and refining costs	1,752	0.13	1,665	0.20	5,388	0.12	7,245	0.19
Total C1 cash cost	$13,940	$1.01	$10,871	$1.32	$42,447	$0.93	$36,366	$0.97
Sustaining Capital Expenditures	$1,663	$0.12	$266	$0.03	$2,410	$0.05	$705	$0.02
AISC	$15,603	$1.13	$11,137	$1.35	$44,857	$0.99	$37,071	$0.99

Sustaining capital expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase payable mineral production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Expansionary capital expenditures are expenditures that are deemed expansionary in nature. The following table reconciles sustaining capital expenditures and expansionary capital expenditures to the Company’s additions to mineral, properties, plant and equipment (or total capital expenditures):

	Nine months ended September 30,
	2025	2024
Sustaining capital expenditures	$2,410	$705
Expansionary capital expenditures	6,840	556
Additions to mineral, properties, plant and equipment	$9,250	$1,261

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	As at September 30,	As at December 31,
	2025	2024
Current portion of debt	$7,578	$32,081
Non-current portion of debt	21,768	-
Total debt	$29,346	$32,081
Less: Cash and cash equivalents	(4,285)	(10,163)
Net debt	$25,061	$21,918

Free Cash Flow

	Nine months ended September 30,
	2025	2024
Net cash generated (used) by operating activities	$7,045	$3,939
Less: Capital expenditures	(9,250)	(1,261)
Free cash flow	$(2,205)	$2,678

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